U.S. SECURITIES AND EXCHANGE
               COMMISSION WASHINGTON,
                   D.C. 20549
                  FORM 12b-25
(Check One):
|x|  FORM 10-K AND FORM 10-KSB
|_|FORM 20-F |_|FORM 11-K |_|FORM 10-Q AND
FORM 10-QSB |_|FORM N-SAR

For Period Ended:   December 31, 1998

|_|Transition Report on Form 10-K
|_|Transition Report
on Form 20-F
|_|Transition Report
on Form 11-K
|_|Transition Report
on Form 10-Q
|_|Transition Report
on Form N-SAR

For the Transition
Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE
PREPARING FORM. PLEASE PRINT OR TYPE
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - Registrant Information


Chief Consolidated Mining Company
Full Name of Registrant

Full Name of registrant
Former Name if Applicable

500 5th Avenue, Suite 1021
Address of Principal Executive Office (Street and Number)

New York, NY 10110-1099
City, State and Zip Code

PART II  RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.
(Check box if appropriate)

|x| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-
KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III  -  NARRATIVE
State below in reasonable detail the reasons why
Form 10-K and Form 10-KSB, 20-F,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant is currently in the process of raising additional funds by means of private placement of its common stock in an offering to qualified investors under Regulation D.
Registrant anticipates that it will, by April
15, 1999, be able to provide a more informative description of Management's Plan of Operation at
Item 6(a) of Form 10-KSB, since the extent of registrant's activities on its mining properties during the remainder of 1999 will depend, in part, upon the amount of cash raised in the current private placement offering.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to
contact in regard to this notification

Leonard Weitz, President          212-354-4044
Name                              Telephone Number

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |x| YES        |_| NO
(3)  Is it anticipated that any significant
change in results of operations from the
corresponding period for the last fiscal year
will be reflected by the earnings statements to
be included in the subject report or portion
thereof?
     |_| YES        |x| NO
If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Chief Consolidated Mining Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 19, 1999           By /s/ Leonard Weitz
                              Leonard Weitz, President